Cooper-Standard Holdings Inc.
39550 Orchard Hill Place
Novi, Michigan 48375

March 23, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
Washington, D.C. 20549

Re: Cooper-Standard Holdings Inc.
Form 10-K for the Year Ended December 31, 2017
Form 8-K furnished February 16, 2018
File No. 001-36127

Dear Ms. Clark and Ms. Erlanger,

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) to the Company, dated March 9, 2018 (the “Comment Letter”), relating to the Company’s above-referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments.

We respectfully submit our responses for your review. Our responses are aligned with the sequential numbering of the comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Year Ended December 31, 2017 Compare to Year Ended December 31, 2016, page 27

1.
We note your discussion of the various factors (positive and negative) behind the change in various revenue and expense amounts. However, we note you did not quantify the impact regarding some of these factors in your discussions. For example, you state that cost of products sold was impacted from 2016 to 2017 by higher production volumes, commodity price and foreign exchange pressures, and acquisitions without quantification of the impact of these factors. Please revise to provide a more robust discussion here and elsewhere, including the quantifications of various factors behind the change in revenues and expenses to the extent that they are material in understanding your operations. Refer to Item 303 of Regulation S-K. Your disclosure in the segment results of operations should be similarly revised, as applicable.

Response: We acknowledge the Staff's comment and respectfully advise the Staff that as part of our regular disclosure controls, we internally quantify the impact of the factors contributing to the changes in our revenues and expenses. In order to provide investors with sufficient analysis to understand our results of operations for the periods compared, our practice has been to (1) disclose key factors that cumulatively explain the majority of the changes and (2) list key factors in descending order of magnitude. We will continue to provide qualitative analysis of key factors and list them in descending order of magnitude.

In consideration of the Staff’s comment, we will also enhance our disclosures in future filings beginning with our Quarterly Report on Form 10-Q for the three months ending March 31, 2018. In a tabular format, we will include further quantification of the factors (positive and negative) behind the changes in our revenues and expenses, such as volume and mix, foreign exchange and cost increases or decreases, to the extent that they are material in understanding our results of operations. Where appropriate and to the extent material, such analysis will also be provided with respect to our segments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

2.
Your disclosures regarding market risk do not appear to comply with the requirements outlined in Item 305 of Regulation S-K. Please revise to expand your discussion in this section, particularly as it relates to foreign currency exchange risk and interest rate risk, to comply with one of the disclosure alternatives in Item 305 of Regulation S-K.

Response: We acknowledge the Staff’s comment related to foreign currency exchange risk and, in future filings beginning with our Quarterly Report on Form 10-Q for the three months ending March 31, 2018, and annually in Forms 10-K thereafter unless material changes related to market risk occur in the interim periods, will include a sensitivity analysis that quantifies the effect of a hypothetical change in exchange rates in accordance with Item 305 of Regulation S-K. The below disclosure provides an illustrative example of how we propose to revise the corresponding section contained in our Form 10-Q for the three months ending March 31, 2018, with the changes from our disclosure in the 2017 Form 10-K shown as underlined:

We are exposed to fluctuations in interest rates, currency exchange rates and commodity prices. We actively manage our exposure to risk from changes in foreign currency exchange rates and interest rates through the use of derivative financial instruments in accordance with management’s guidelines. We do not enter into derivative instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk. We use forward foreign exchange contracts to reduce the effect of fluctuations in foreign exchange rates on a portion of forecasted sales, material purchases and operating expenses. As of March 31, 2018, the notional amount of these contracts was $XXX.X million. As of March 31, 2018, the fair value of the Company’s forward foreign exchange contracts was a liability of $X.X million. The potential pre-tax loss or gain in fair value from a hypothetical 10% adverse or favorable change in the exchange rates would be approximately $XX million and $XX million, respectively, as of March 31, 2018, and approximately $10.0 million and $12.9 million, respectively, as of December 31, 2017. These estimates assume a parallel shift in all currency exchange rates and, as a result, may overstate the potential impact to earnings because currency exchange rates do not typically move all in the same direction.

In addition to transactional exposures, our operating results are impacted by the translation of our foreign operating income into U.S. dollars. In 2017, net sales outside of the United States accounted for 76% of our consolidated net sales, although certain non-U.S. sales are U.S. dollar denominated. We do not enter into foreign exchange contracts to mitigate this exposure.

With respect to the Staff’s comment regarding our interest rate risk, we respectfully advise the Staff that, based on our sensitivity analysis, the Company’s market risk from changes in interest rates related to our Term Loan Facility and interest rate swap contracts is not material. Therefore, a discussion of fluctuations in interest rates is not disclosed as prescribed by Item 305 of Regulation S-K.

Schedule II Valuation and Qualifying Accounts, page 82

3.
We note that you had a significant deduction from your allowance for doubtful accounts during 2017 of $4.4 million. In addition, you recorded a significant charge to your tax valuation allowance during 2017 of $25.8 million. In this regard, please revise this section to include footnote disclosure concerning the nature of significant variances.

Response: We acknowledge the Staff’s comment and respectfully submit the following as explanations for the variances:

a.	The $4.4 million deduction from our allowance for doubtful accounts during 2017 primarily related to uncollectible amounts written off, which we believe is not material.

b.
As discussed in Note 14, Income Taxes, to the Consolidated Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2017, the charge to our tax valuation allowance during 2017 of $25.8 million primarily related to current year losses with no benefit in certain foreign jurisdictions and a capital loss in the U.S. during 2017.

In future filings, we will include footnote disclosure to the extent material.

Form 8-K furnished February 16, 2018

Outlook, page 4

4.
We note that your disclosure includes 2018 guidance for Adjusted EBITDA Margin, a non-GAAP financial measure. Please revise to include a reconciliation of this non-GAAP financial measure, or alternatively disclose that you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K. See guidance in Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, last updated October 17, 2017.

Response: We acknowledge the Staff's comment and respectfully advise the Staff that, in footnote 1 to our disclosure of 2018 guidance for adjusted EBITDA margin located on page 4 of the press release included as an exhibit to our Form 8-K furnished on February 16, 2018, we noted that “[a]djusted EBITDA margin is a non-GAAP financial measure. We do not provide guidance on net income margin. Full-year net income will include special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.”

If we provide adjusted EBITDA margin guidance in future earnings releases, we will enhance our disclosure to incorporate language similar to the following with the changes from our historical disclosure shown as underlined:

“Adjusted EBITDA margin is a non-GAAP financial measure. We have not provided a reconciliation of projected adjusted EBITDA margin range to projected net income margin range because full-year net income will include special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Due to this uncertainty, we cannot reconcile projected adjusted EBITDA margin range to a comparable U.S. GAAP financial measure without unreasonable effort.”

Sincerely,

/S/ JONATHAN P. BANAS
Jonathan P. Banas Chief Financial Officer (Principal Financial Officer)